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                        UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549
                         FORM 12b-25
SEC FILE NUMBER
CUSIP NUMBER
                 NOTIFICATION OF LATE FILING
(Check One):  X Form 10-K Form 20-F Form 11-K  Form 10-Q
Form N-SAR
For Period Ended: ___December 31, 2002___________________
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________
  Read Instruction (on back page) Before Preparing Form. Please
                          Print or Type.
    Nothing in this form shall be construed to imply that the
     Commission has verified any information contained herin.
If the notification relates to a portion of the filing
checked above, identify the Item(s) to which the
notification relates:
____________________________________________________________
_____________________
PART I -- REGISTRANT INFORMATION
____Teletrak Environmental Systems, Inc._________________________
_______________ Full Name of Registrant
__________________________________________________________________
______________ Former Name if Applicable
_2 Sutton Road ________________________
______________________ Address of Principal Executive Office
(Street and Number)
____ Webster, MA
11758__________________________________________________________
City, State and Zip Code
PART II -- RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
X       (a) The reasons described in reasonable detail in
        Part III of this form could not be eliminated without unreasonable effort or expense;
        (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III -- NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.
               (Attach Extra Sheets if Needed)

 The Registrant is unable to file Its Annual Report on Form 10KSB for the period December 31,2002 within the prescribed period because the Registrant was not able to allow the auditors to complete the annual audit for the year ended
 December 31, 2002   without significant financial hardship
  to the Registrant. The Registrant will file a   10KSB by
                       April 15,2003.
PART IV-- OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

   _______Gino    _____(508)___________           ____949
    Pereira__              ____             2430______________
     (Name)            (Area Code)          (Telephone Number)
(2) Have all other periodic reports required under Section
13 or 15(d) of the Securities Exchange Act of 1934 or
Section 30 of the Investment Company Act of 1940 during the preceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
If answer is no, identify report(s). XYes No
____________________________________________________________
____________
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes
XNo
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        _____________Teletrack Environmental Systems,
                 Inc._______________________
        (Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date _____March 20, 2002__________________
 By _________ __________________________
           Gino Pereira, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
                          ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
                    General Instructions
1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C.
20549, in accordance with Rule0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202of Regulation S-T (232.201 or 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule
13(b) of Regulation S-T (232.13(b) of this Chapter).

http://www.sec.gov/divisions/corpfin/forms/12b-25.htm
Last update: 02/11/2002